UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): April 19, 2012

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (330) 682-1010

[not applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 2.02 Results of Operations and Financial Condition

PRESS RELEASE: On April 19, 2012, National Bancshares Corporation issued a press release containing financial information and accompanying discussion for the quarter ended March 31, 2012. A copy of the press release is attached to the Current Report as Exhibit 99.1 and is incorporated into this report by reference.

The information in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 National Bancshares Corporation press release dated April 19, 2012 containing financial information and accompanying discussion for the quarter ended March 31, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: April 19, 2012

/s/ Mark R. Witmer
Mark R. Witmer
President and Chief Executive Officer

/s/ James R. VanSickle
James R. VanSickle
Senior Vice President and
Chief Financial Officer

PRESS RELEASE

Company: National Bancshares Corporation
             OTC Bulletin Board - NBOH
Contact: Mark R. Witmer, President and CEO
Address: 112 West Market Street
             Orrville, Ohio 44667
Phone: 330-682-1010
Fax: 330-682-4644

For Immediate Release: April 19, 2012

National Bancshares Corporation Announces First Quarter Earnings

Orrville, Ohio -- National Bancshares Corporation, the holding company for First National Bank, reported net income of $700,000 for the quarter ended March 31, 2012, an increase from $487,000 for the same period in 2011. Earnings per share were $0.32 and $0.22 for March 31, 2012 and 2011, respectively.

First Quarter 2012 Business Highlights:

- Net income for the quarter increased 44% to $700,000 from $487,000 for the same period in 2011.

- Net interest income for the quarter ended March 31, 2012 was $3,397,000, an increase of $300,000 or 10% compared to $3,097,000 in the same period in 2011.

- Noninterest expense decreased 3% to $3,046,000.

- Loans, net of allowance for loan losses increased $8.4 million or 4% from $213.9 million as of December 31, 2011 to $222.3 million as of March 31, 2012.

- Total deposits increased $11.7 million or 3% from $340.7 million as of December 31, 2011 to $352.4 million as of March 31, 2012.

First Quarter 2012 Financial Summary:

Net income for the quarter increased 44% to $700,000 from $487,000 for the same period in 2011. Earnings for the quarter were positively impacted by the $300,000 increase in net interest income and a $100,000 decrease in noninterest expense.

Noninterest income for the quarter decreased to $636,000 or 13%, from $732,000 for the same period in 2011. The change is primarily related to $128,000 of gains recorded in 2011 on the sale of the guaranteed portion of five Small Business Administration (SBA) loans.

Noninterest expense for the quarter was $3,046,000, a decrease of 3% from $3,146,000 for the same period in 2011. The change was due primarily to a decrease in professional and consulting expense and the FDIC assessment expense.

March 31, 2012 Financial Condition:

Total assets increased 3% to $417.7 million as of March 31, 2012, from $406.1 million at December 31, 2011. Securities available for sale totaled $145.9 million compared to $150.2 million at December 31, 2011. Loans, net of allowance for loan losses increased $8.4 million to $222.3 million compared to $213.9 million at December 31, 2011. Deposits increased 3% to $352.4 million compared to $340.7 million at December 31, 2011. Shareholders' equity increased 1% to $43.2 million from $42.7 million at the end of 2011. Accumulated other comprehensive income, which is the unrealized gain on securities classified as available for sale, net of tax, decreased to $3.5 million compared to $3.6 million as of December 31, 2011.

The allowance for loan losses increased from $3,163,000 as of December 31, 2011 to $3,184,000 or from 1.46% of total loans at year-end 2011 to 1.41% at March 31, 2012. The provision for loan losses for the quarter was $149,000, compared to $147,000 for the same period in 2011.

Total nonperforming loans decreased from $4.0 million as of December 31, 2011 to $3.5 million at March 31, 2012. Non-performing loans consist of loans placed on non-accrual status and loans past due 90 or more days and still accruing interest. Loans past due 30 through 89 days and still accruing, increased from $641,000 to $705,000 as of March 31, 2012. Adversely classified loans, including special mention, substandard and doubtful, decreased from $12.1 million at December 31, 2011 to $10.9 million at March 31, 2012. Management believes the allowance for loan losses is adequate as of March 31, 2012.

National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements -- This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2011. The Company assumes no obligation to update any forward-looking statement.

Selected Consolidated Financial Data

Balance Sheet Data: *(dollars in thousands)*	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011
Cash and cash equivalents	$23,125	$15,634	$29,071	$31,694	$21,285
Securities available for sale	145,930	150,175	144,008	135,926	133,049
Loans, net	222,346	213,952	207,096	203,255	193,610
Deposits	352,408	340,664	340,319	336,528	316,568
Repurchase agreements	9,816	10,168	10,071	8,782	7,658
Federal Home Loan Bank advances	8,000	8,000	9,000	9,000	12,000
Shareholders' equity	43,156	42,745	42,215	40,707	39,719
Total assets	417,731	406,086	407,059	398,787	379,025

Income Statement Data: *(dollars in thousands, except per share data)*	Three months ended		
	Mar 31, 2012	Mar 31, 2011	Change
Interest income	$3,850	$3,675	4.8 %
Interest expense	453	578	(21.6)%
Net interest income	3,397	3,097	9.7 %
Provision for loan losses	149	147	1.4 %
Net interest income after provision for loan losses	3,248	2,950	10.1 %
Noninterest income	636	732	(13.1)%
Noninterest expense:			
Salaries and employee benefits	1,493	1,494	(0.1)%
Data processing	295	283	4.2 %
Net occupancy	353	367	(3.8)%
Professional and consulting fees	97	150	(35.3)%
FDIC assessment	78	136	(42.6)%
Other	730	716	2.0 %
Total noninterest expense	3,046	3,146	(3.2)%
Income before income taxes	838	536	56.3 %
Income taxes	138	49	181.6 %
Net income	$700	$487	43.7 %
Earnings per share, basic and diluted	$0.32	$0.22	45.5 %
Weighted average shares outstanding	2,216,526	2,209,717	

Quarterly Earnings Summary
Previous Eight Quarters:

(dollars in thousands except per share data)	Mar 2012	Dec 2011	Sep 2011	Jun 2011
Interest income	$3,850	$3,926	$3,920	$3,892
Interest expense	453	469	481	522
Net interest income	3,397	3,457	3,439	3,370
Provision for loan losses	149	153	150	150
Net interest income after provision for loan losses	3,248	3,304	3,289	3,220
Noninterest income	636	862	817	621
Noninterest expense	3,046	3,289	3,156	3,148
Income (loss) before income taxes	838	877	950	693
Income taxes	138	103	188	104
Net income	$700	$774	$762	$589
Earnings per share:				
Basic and Diluted	$0.32	$0.35	$0.34	$0.27
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,216,526	2,213,269	2,213,269	2,209,717

	Mar 2011	Dec 2010	Sep 2010	Jun 2010
Interest income	$3,675	$3,704	$3,919	$3,920
Interest expense	578	755	799	819
Net interest income	3,097	2,949	3,120	3,101
Provision for loan losses	147	879	228	615
Net interest income after provision for loan losses	2,950	2,070	2,892	2,486
Noninterest income	732	744	1,209	612
Noninterest expense	3,146	2,969	2,947	3,002
Income (loss) before income taxes	536	(155)	1,154	96
Income tax expense (benefit)	49	(163)	288	(62)
Net income	$487	$8	$866	$158
Earnings per share:				
Basic and Diluted	$0.22	$0.01	$0.39	$0.07
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,209,717	2,205,973	2,205,973	2,205,973